

02007369

SO 3-11-02

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-50520 ~~33033~~

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capital Resource Financial Services LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

200 West Adams Street Suite 1800
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shauna Lambright (312) 575-1800
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name—if individual, state, last, first, middle name)
Ernst & Young LLP

925 Euclid Avenue		Cleveland	Ohio	44115
(ADDRESS)	Number and Street	City	State	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in U.S. or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

VB 3-22-02

OATH OR AFFIRMATION

I, **Shauna Lambright** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Capital Resource Financial Services** as of **December 31, 2001**, are true and correct.

OFFICIAL SEAL
BRENDA GAIL WIGGINS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [✓] (a) Facing page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Operations.
- [✓] (d) Statement of Cash Flows.
- [✓] (e) Statement of Changes in Stockholder's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [✓] (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Consolidated Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [✓] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

Securities and Exchange Commission

Washington, D. C. 20549

Annual Audit Report

For the period from January 1, 2001
to December 31, 2001

Capital Resource Financial Services LLC (Name of Respondent)

200 West Adams Street
Suite 1800
Chicago, IL 60606
(Address of principal executive office)

Shauna Lambright
Capital Resource Financial Services LLC
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

0112-0253271

AUDITED FINANCIAL STATEMENTS

Capital Resource Financial Services LLC

December 31, 2001

0112-0253271



■ **Ernst & Young LLP**
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

■ Phone: (216) 861-5000
www.ey.com

Report of Independent Auditors

Board of Directors
Capital Resource Financial Services LLC

We have audited the accompanying statement of financial condition of Capital Resource Financial Services LLC (a wholly-owned subsidiary of CR Holdings, LLC) as of December 31, 2001 and the related statement of income, change in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Resource Financial Services LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 26, 2002

Capital Resource Financial Services LLC

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 551,102
Cash segregated under federal regulations	1,065,774
Accounts receivable, net of allowance of $225,000	394,173
Due from clearing brokers	283,266
Due from Parent	827,404
Other assets	3,300
Total assets	$ 3,125,019
Liabilities and member's equity	
Liabilities:	
Due to customers	$ 1,557,329
Other liabilities	76,614
Total liabilities	1,633,943
Member's equity	1,491,076
Total liabilities and member's equity	$ 3,125,019

See notes to financial statements.

Capital Resource Financial Services LLC

Statement of Income

For the Year ended December 31, 2001

Revenue	
Commission income	$ 13,253,477
Less clearing expense	1,748,728
Net commission revenue	11,504,749
Other revenue	159,458
Total revenue	11,664,207
Operating expenses	
Commission recapture	6,091,357
Consulting expense to parent	2,602,873
Management fee to parent	2,404,380
Other operating expenses	554,198
Total operating expenses	11,652,808
Net income	$ 11,399

See notes to financial statements.

Capital Resource Financial Services LLC

Statement of Change in Member's Equity

Balance at January 1, 2001	$ 1,479,677
Net income	11,399
Balance at December 31, 2001	$ 1,491,076

See notes to financial statements.

Capital Resource Financial Services LLC

Statement of Cash Flows

Year ended December 31, 2001

Operating activities	
Net income	$ 11,399
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	240,193
Decrease in due from clearing brokers	275,456
(Increase) in due from Parent	(1,185,733)
(Increase) in other assets	-
(Decrease) in due to customers	(781,673)
(Decrease) in other liabilities	(32,432)
Net cash used by operating activities	(1,472,790)
Cash and cash equivalents at beginning of period	3,089,666
Cash and cash equivalents at end of period	$ 1,616,876

See notes to financial statements.

Capital Resource Financial Services LLC

Notes to Financial Statements

December 31, 2001

1. Description of Organization

Capital Resource Financial Services LLC (the "Company") was formed on August 27, 1997 as Capital Resource Investments III, a limited liability company. Its name was subsequently changed to Capital Resource Financial Services LLC on October 8, 1998. On December 31, 1999 the Company was purchased by CRA Acquisition LLC (and was eventually dividended to the ultimate parent, CR Holdings, LLC). The Company is a wholly-owned subsidiary of CR Holdings, LLC (the "Parent") and is economically dependent on the Parent. The Company is a broker-dealer in securities, which is strictly controlled by industry rules developed through the Securities Exchange Act of 1934 and rules and regulations of the National Association of Securities Dealers. The Company clears all exchange listed transactions and over-the-counter security transactions through clearing brokers on a fully disclosed basis. The Company has no direct trading activities as a dealer, rather it acts as an introducing broker.

2. Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of the short-term nature of the financial instruments, approximate current fair value.

The Company recognizes commission income and related consulting and commission recapture expense on a trade date basis.

Accounts receivable are shown at estimated net realizable value. The allowance for uncollectible accounts is the amount which in the opinion of management will be adequate to absorb potential losses in the accounts receivable portfolio. Accounts are charged off against the allowance when management believes that collectibility is unlikely.

Under the applicable provisions of the Internal Revenue Code, the Company is generally not subject to federal corporate income taxes, nor is the Parent. Instead, the members of the Parent are liable for individual federal income taxes on their respective shares of the Parent's taxable income, which includes the Company's income. The tax bases of assets and liabilities are consistent with the current reported bases.

3. Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less.

The Company is required to maintain a deposit with a clearing broker of $25,000, which is included in cash and therefore restricted.

4. Cash Segregated Under Federal Regulations

Cash of $1,065,774 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

5. Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined under such provisions. The Company's minimum net capital requirement at December 31, 2001 is $250,000 under the Securities and Exchange Commission Rule 15c3-1 (a)(vi). Net capital may fluctuate on a daily basis. At December 31, 2001 the Company had net capital, as defined, of $266,199 which was $16,199 more that the minimum requirement.

In addition to the minimum net capital provisions, Rule 15c3-1 requires the Company to maintain a ratio of aggregate indebtedness, as defined, to net capital, as defined, of not more than 15 to 1. Aggregated indebtedness may fluctuate on a daily basis. At December 31, 2001 the ratio was 6 to 1.

6. Related Party Transactions

The Parent provides investment performance evaluation, consulting, research, and related services to employee benefit plan sponsors and investment advisors throughout the United States. The Parent's investment performance services are paid on a soft-dollar basis from commissions on trades conducted through the Company. Likewise, most of the Company's trading volume relates to trades with customers. The Company recognizes consulting expense for soft-dollar fees generated in order to pay for the Parent's consulting services provided and in 2001 it recognized expense of $2,602,873 for these fees. Additionally they recognize in other expense to the Parent a portion of soft-dollar commissions related to work to transition investment portfolios for consulting clients of the Parent. The Company is economically dependent on the Parent as a result of this relationship. The Company is engaged in activities in which they serve as an introducing broker for brokerage fees.

The Company has agreed to pay management fees to the Parent, to cover administrative support, salaries, office space and utilities. The Company recorded expense of $2,404,380 in 2001.

The Company has a receivable from the Parent, included on the face of the balance sheet, which will be settled through the ordinary course of business as consulting expenses and the management fee are recorded in 2002.

7. Pledging of Assets

Substantially all of the assets of the Company, except cash segregated under rule 15c3-3 of the Securities and Exchange Commission, are pledged as collateral for the Parent's bank note of $1,250,000 which matures on March 31, 2002.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2001

Capital Resource Financial Services LLC

Schedule I—Computation of Net Capital Under Rule 15c3-1

December 31, 2001

Net capital:	
Total stockholder's equity	$ 1,491,076
Less non-allowable assets	
Accounts receivable	1,221,577
Securities not readily marketable	3,300
Net capital	$ 266,199
Computation of aggregate indebtedness:	
Due to customers	$ 1,557,329
Other liabilities	76,614
Total aggregate indebtedness from statement of financial condition	$ 1,633,943
Total aggregate indebtedness	
Computation of basic net capital requirements	
6-2/3% of aggregate indebtedness	$ 108,930
Minimum required net capital	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 16,199
Percentage of aggregate indebtedness to net capital	614%
Excess net capital at 1000%	$ 102,805
Net capital per FOCUS	$ 351,782
Decrease due to expense for consulting/recapture not accrued	(66,345)
Decrease for adjustment to customer payables	(19,238)
Net capital per audited financial statements	$ 266,199

Capital Resource Financial Services LLC

Schedule II—Computation for Determining of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2001

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions pursuant to SEC Rule 15c3-3(k)(2)(ii) in that it clears all transactions on a fully disclosed basis through several clearing firms and does not safekeep customer securities. The Company also operates pursuant to SEC Rule 15c3-3(k)(2)(i) in that it processes all customer funds relating to commission rebates through a Special account for the Exclusive Benefit of Customers of Capital Resource Financial Services LLC.

ERNST & YOUNG

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

Phone: (216) 861-5000
www.ey.com

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors and Stockholder
Capital Resource Financial Services LLC

In planning and performing our audit of the financial statements and supplemental schedules of Capital Resource Financial Services LLC (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e) and for determining compliance with the exemptive provisions of rule 15c3-3 as it relates to possession and control of securities. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving internal control that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the consolidated financial statements of the Company for the year ended December 31, 2001, and this condition does not affect our report on the consolidated financial statements of the Company dated February 26, 2002.

Because of the nature of the Company's operations and records, the Company does not maintain adequate source documentation to support the terms of their directed brokerage customer relationships.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, the securities division of the states in which the Company is registered, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2002